SCHEDULE 13D

Amendment No. 1
Information International Incorporated
common stock
Cusip # 456740109
Filing Fee: No


Cusip # 456740109
Item 1:	Fidelity International Limited
Item 4:	PF
Item 6:	Bermuda
Item 7:	468,605
Item 8:	None
Item 9:	468,605
Item 10:	None
Item 11:	658,276
Item 13:	27.44%
Item 14:	HC, IA


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	(No change)

Item 2.	Identity and Background.

	Item 2 is amended by adding the following:

	In January 1995 AVIV was liquidated, and all its assets, including Shares held by AVIV, were distributed to its shareholders. See Item 5 below.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended by adding the following:

	On January 12, 1995 FIL purchased from the former shareholders of AVIV, in a private transaction, an aggregate of 372,057 Shares, for cash of $6.00 per Share, or $2,232,342. FIL used its own assets in making such purchases, and no part of the purchase price is represented by borrowed funds.

Item 4.	Purpose of Transaction.

	(No change)

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended by adding the following:

	In January 1995 AVIV was liquidated, and all its assets, including Shares held by AVIV, were distributed to its shareholders. On January 12, 1995 FIL purchased from the former shareholders of AVIV, in a private transaction, an aggregate of 372,057 Shares, for cash of $6.00 per Share, or $2,232,342. As part of that transaction, FIL agreed that, if FIL receives cash proceeds from the disposition of the securities purchased by FIL in an amount greater than $6.00 per Share, FIL will share any profit on a 50/50 basis with the selling shareholders after deduction by FIL of a 15% per annum return, compounded annually, on the $6.00 per Share purchase price. FIL has sole power to vote and to dispose of those 372,057 Shares.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

	Item 6 is amended by adding the following:

	See Item 5 above.



Item 7.	Material to be Filed as Exhibits.

	(No change)

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Fidelity International Limited



DATE:	February 16, 1995	By	/s/Arthur Loring
	Arthur Loring
	Attorney-in-Fact



SCHEDULE A

				POSITION WITH			PRINCIPAL
NAME AND ADDRESS	INTERNATIONAL	OCCUPATION

Edward C. Johnson 3d	Director & Chairman of the Board	Chief Executive
82 Devonshire Street		Officer-FMR Corp.
Boston, MA 02109

Barry J. Bateman	Director	Chief Executive
25 Lovat Lane		Officer-Fidelity
London, England		International Ltd.
EC3R 8LL

William L. Byrnes	Director	Vice Chairman-
82 Devonshire Street		FMR Corp.
Boston, MA 02109

Martin P. Cambridge	Chief Financial Officer	CFO-Fidelity
Oakhill House		International Limited
130 Tonbridge Road
Hildenborough, Kent,
TN119DZ

Charles T. M. Collis	Director, V.P., & Secretary	Private Attorney
P.O.  Box HM 391
Hamilton HMBX, Bermuda

Glen R. Moreno	Director	Director-Fidelity
25 Lovat Lane		International Ltd.
London, England
EC3R 8LL

David J. Saul	Director	Executive V.P. &
P.O. Box 650		President-Fidelity
Hamilton, Bermuda		Bermuda, a division
		of Fidelity
		International Ltd.


	Messrs. Johnson 3d, Byrnes, and Moreno are United States citizens and Messrs. Cambridge, Collis, Saul, and Bateman are citizens of the United Kingdom.